
HALO RESOURCES
WEST RED LAKE PROJECT
LOCATION MAP
May 22, 2007
WEST RED LAKE PROJECT
Balmertown
Red Lake
HWY #105
Vermillion Bay
Dryden
WINNIPEG
HWY #1
Kenora
HWY #7
MANITOBA
ONTARIO
HWY #17
Sioux Narrows
Crow Lake
Nestor Falls
HWY #71
Fort Frances
HWY #11
Thunder Bay
HWY #61
USA
Lake Superior
0
50km